UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TELADOC, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87918A105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87918A 105		Schedule 13G

1	Names of Reporting Persons Trident Capital Management-VI, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,852,226

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,852,226

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,852,226

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 12.6%

12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87918A 105		Schedule 13G

1	Names of Reporting Persons Trident Capital Fund-VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 4,671,062

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 4,671,062

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,671,062

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 12.1%

12	Type of Reporting Person PN

CUSIP No. 87918A 105		Schedule 13G

1	Names of Reporting Persons Trident Capital Fund-VI Principals Fund, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 181,164

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 181,164

9	Aggregate Amount Beneficially Owned by Each Reporting Person 181,164

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 0.5%

12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87918A 105	Schedule 13G

	(a)	Name of Issuer: Teladoc, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 2 Manhattanville Road, Suite 203 Purchase, New York 10577

Item 2.

(a)

Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Trident Capital Management-VI, L.L.C.

Trident Capital Fund-VI, L.P.

Trident Capital Fund-VI Principals Fund, L.L.C.

	(b)	Address or Principal Business Office: The address for each of the Reporting Persons is 505 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.
(c)

Citizenship of each Reporting Person is:
Trident Capital Management-VI, L.L.C., Trident Capital Fund-VI, L.P. and Trident Capital Fund-VI Principals Fund, L.L.C. are organized in the state of Delaware.

	(d)	Title of Class of Securities: Common Stock, $0.01 par value per share (“Common Stock”).
	(e)	CUSIP Number: 87918A 105

Item 3.
Not applicable.

CUSIP No. 87918A 105	Schedule 13G

Item 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2015, based upon 38,453,687 shares of Common Stock outstanding as of October 31, 2015.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Trident Capital Management-VI, L.L.C.	4,852,226	12.6%	0	4,852,226	0	4,852,226
Trident Capital Fund-VI, L.P.	4,671,062	12.1%	0	4,671,062	0	4,671,062
Trident Capital Fund-VI Principals Fund, L.L.C.	181,164	0.5%	0	181,164	0	181,164

Trident Capital Fund-VI, L.P. and Trident Capital Fund-VI Principals Fund, L.L.C. are the record holders of 4,671,062 and 181,164 shares of Common Stock, respectively.

Trident Capital Management-VI, L.L.C. (“TCM VI”) is the sole general partner of Trident Capital Fund-VI, L.P. (“Trident Fund VI”) and the sole managing member of Trident Capital Fund-VI Principals Fund, L.L.C. (“Trident Principals VI”). Donald R. Dixon, Arneek Multani and John Moragne (collectively, the “Managing Members”) are the managing members of TCM VI and, as such, may be deemed to have shared voting and dispositive power with respect to the issuer’s securities held of record by each of Trident Fund VI and Trident Principals VI. Each of the entities and the Managing Members disclaim beneficial ownership of the securities reported herein.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 87918A 105	Schedule 13G

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 12, 2016

/s/ Arneek Multani, a Managing Member of Trident Capital Management-VI, L.L.C.

/s/ Arneek Multani, a Managing Member of Trident Capital Management-VI, L.L.C, the General Partner of Trident Capital Fund-VI, L.P.

/s/ Arneek Multani, a Managing Member of Trident Capital Management-VI, L.L.C, the Managing Member of Trident Capital Fund-VI Principals Fund, L.L.C.

CUSIP No. 87918A 105	Schedule 13G

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement